UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

CARTESIAN THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	26-1622110
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

704 Quince Orchard Road Gaithersburg, Maryland	20878
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Contingent Value Rights

Item 1. Description of Registrant’s Securities to be Registered.

On November 13, 2023, Selecta Biosciences, Inc., a Delaware corporation ( “Selecta”), acquired Cartesian Therapeutics, Inc., a Delaware corporation (“Cartesian”), in accordance with the terms of the Agreement and Plan of Merger, dated November 13, 2023 (the “Merger Agreement”), by and among Selecta, Sakura Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Selecta, Sakura Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Selecta, and Cartesian (such transaction, the “Merger”). In connection with the Merger, Selecta changed its corporate name to Cartesian Therapeutics, Inc. (the “Company”).

Under the terms of the Merger Agreement, following the consummation of the Merger (the “Closing”), Selecta and the Trustee (as defined therein) entered into a contingent value rights agreement (the “CVR Agreement”) on December 6, 2023, which entitles each holder of common stock of Selecta, par value $0.0001 per share (“Common Stock”), as of the applicable record time to one contractual contingent value right (each, a “CVR”) to be issued by the Company for each share of Common Stock held by such holder as of the applicable record time. Each contingent value right shall entitle the holder (the “Holder”) thereof to: Holders of the warrants to purchase Common Stock of Selecta (a “Selecta Warrant”) is entitled to receive, upon exercise of such Selecta Warrant and in accordance with the terms thereof, one CVR per each such share of Common Stock underlying such Selecta Warrant, assuming the same had been exercised on the record date for distribution of the CVR; except that the holders of the Selecta Warrants issued on April 11, 2022 will, as required by the terms of such Selecta Warrants, receive such CVRs upon the initial distribution of CVRs made to the holders of Common Stock, even if such Selecta Warrants are not exercised.

Each contingent value right entitles the Holder thereof to distributions of the following, pro rated on a per-CVR basis, during the period ending on the date on which the Royalty Term (as defined in the Company’s License and Development Agreement, as amended, with Swedish Orphan Biovitrum AB (publ.) (the “Sobi License”)) ends (the “Termination Date”):

(i)

100% of all milestone payments, royalties and other amounts paid to the Company or its controlled affiliates (the “Company Entities”) prior to the Termination Date under the Sobi License or, following certain terminations of the Sobi License, any agreement a Company Entity enters into that provides for the development and commercialization of SEL-212 (a “New Applicable Agreement”); and

(ii)

100% of all cash consideration and the actual liquidation value of any and all non-cash consideration of any kind that is paid to or is actually received by any Company Entity prior to the Termination Date pursuant to an agreement between a Company Entity and any person who is not a Company Entity relating to a sale, license, transfer or other disposition of any transferable asset of the Company Entities existing as of immediately prior to the Merger (a “Disposition”) other than those exclusively licensed under the Sobi License or which the Company Entities are required to continue to own in order to comply with the Sobi License (a “Disposition Agreement”).

The distributions in respect of the CVRs will be made on a semi-annual basis, and will be subject to a number of deductions, subject to certain exceptions or limitations, including for (A) certain taxes, (B) certain out-of-pocket expenses incurred by the Company Entities, including audit and accounting fees incurred in connection with reporting obligations relating to the CVRs, in respect of its performance of the Sobi License or any New Applicable Agreement, in connection with the entry into a Disposition Agreement and under any Disposition Agreement and performance of the Company Entities’ related obligations thereunder, (C) a fixed amount of $750,000 for each Distribution Period (as defined below) to account for general and administrative overhead incurred by the Company Entities, (D) in the case of a distribution that includes payments for certain milestones under clause (ii) above and for the upfront portion, if any, of the consideration payable under a Disposition Agreement (a “Trigger Distribution”), the sum of payments made under any liabilities of the Company Entities arising under real property leases in effect as of immediately prior to Closing (“Lease Liabilities”) after the Closing and the aggregate remaining payment obligations under the Lease Liabilities outstanding as of the applicable date of measurement (but subject to a positive adjustment in case amounts held back under this clause (D) exceed the liabilities actually incurred under the Lease Liabilities at the time such a lease expires or is terminated, assigned or subleased), and (E) in the case of a Trigger Distribution, the sum of payments made after the Closing under certain liabilities relating to the Company’s Xork product candidate (“Xork Liabilities”) after the Closing and the aggregate remaining payment obligations under Xork Liabilities outstanding as of the applicable date of measurement but subject to a positive adjustment in case amounts held back under this clause (E) exceed the liabilities actually incurred under the Xork Liabilities at such time as the development activities with respect to Xork are terminated, transferred or assigned by the Company Entities or otherwise completed in accordance with the development plan set forth in the Company’s License and Development Agreement with Audentes Therapeutics, Inc. (the “Astellas Agreement”), when such termination, transfer, assignment or completion occurs.

The Company will calculate the amount of any payment due on the CVRs for each six-month period from January 1 through June 30 and each six-month period from July 1 through December 31 of each year (each such period, a “Distribution Period”), except that the initial Distribution Period will commence on the date of the CVR Agreement and run through June 30, 2024. Payments on the CVRs will be cumulative and will be payable no later than the close of business on each March 15 (for Distribution Periods that end on December 31) and September 15 (for Distribution Periods that end on June 30), commencing on September 15, 2024 (each such date, a “Distribution Payment Date”), to holders of record of the CVRs as of the close of business on the first day of the month of the applicable Distribution Payment Date. If a Distribution Payment Date is not a business day, payment will be made on the immediately succeeding business day, without the accumulation of additional distributions. If the amount of any per-CVR distribution is less than $0.02, the Company may elect to defer such distribution until the next Distribution Payment Date when the aggregate per-CVR distribution would be $0.02 or greater.

Under the CVR Agreement, as long as any CVRs are outstanding, the Company will not: (i) without the affirmative vote of the Holders of at least 66 and 2/3% of the then-outstanding CVRs modify in a manner adverse to the Holders any provision contained in the CVR Agreement with respect to the termination of the CVR Agreement or the CVRs, or the time for payment and amount of any distribution, or modify in any manner any provision of the CVR Agreement if such modification would reduce the amounts payable in respect of the CVRs or modify any other payment term or payment date, (ii) without the consent of each Holder of each outstanding CVR affected thereby, reduce the number of CVRs, or modify any provision referenced in the preceding clause (i) or this clause (ii), except to increase the percentage of Holders from whom consent is required or to provide that certain other provisions of the CVR Agreement cannot be modified or waived without the consent of the Holder of each CVR affected thereby, (iii) without the consent of the affirmative vote of the Holders of a majority of the then-outstanding CVRs, alter, change, amend, or modify, in each case in any material respect or in any manner adverse to the Holders, the Sobi License, the Astellas Agreement, or the Company’s Exclusive License Agreement with Genovis AB (publ.), terminate the Sobi License, or sell, license, assign, transfer, enter into any monetization transaction, or otherwise dispose of or otherwise grant or suffer to exist a mortgage, pledge, lien, encumbrance or other security interest on all or a portion of (A) the patents or patent applications licensed under the Sobi License or (B) the Sobi License or any rights to receive any milestone payments, royalties or other amounts under the Sobi License, and (iv) subject to limited exceptions, issue any additional CVRs, other than pursuant to the Merger Agreement to former holders of Selecta’s Common Stock or to holders of warrants to purchase Common Stock.

Additionally, in the event of certain terminations of the Sobi License at a time when any CVRs are outstanding, the Company will, and will cause its applicable related entities to, exercise its rights to obtain a “reversion license” and enforce any of its rights under the terminated Sobi License that survive the termination or expiration thereof.

Under the CVR Agreement, the Trustee has, and Holders of at least 20% of the CVRs then-outstanding may also instruct the Trustee to exercise, certain rights to inspection, audit, and enforcement on behalf of all Holders of the CVRs.

Holders, solely by virtue of their holding of a CVR, are not entitled to dividends issued by the Company, do not have voting rights with respect to affairs of the Company, and shall have no rights upon a liquidation of the Company. The CVRs are not convertible or redeemable and do not constitute a debt or obligation of the Company.

The CVRs are transferable but are not expected to be listed on any securities exchange and no transaction involving the CVRs is expected to be registered under the Securities Act of 1933, as amended.

The CVR Agreement is attached hereto as exhibit 4.1 and is hereby incorporated by reference. The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the CVR Agreement.

Item 2. Exhibits.

Exhibit No.	Description

4.1	Contingent Value Rights Agreement, by and between Cartesian Therapeutics, Inc. and Trustee, dated as of December 6, 2023.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CARTESIAN THERAPEUTICS, INC.

By:	/s/ Carsten Brunn, Ph.D.
Name:	Carsten Brunn, Ph.D.
Title:	President and Chief Executive Officer

Dated: December 8, 2023